Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
Board of Directors
NVR, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-29241and 333-82756) on Form S-8 of NVR, Inc. of our report dated June 29, 2009, with respect to the statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc.and Affiliated Companies as of December 31, 2008 and 2007, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008 and related supplemental schedules, Schedule H, line 4i schedule of assets (held at end of year) as of December 31, 2008, and Schedule H, line 4j schedule of reportable transactions for the year ended December 31, 2008, which report appears in the December 31, 2008 Annual Report on Form 11-K of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies.

/s/ KPMG LLP
KPMG LLP
McLean, VA June 29, 2009